June 17, 2013

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 11, 2013
File No. 333-188005

Dear Ms. Hayes,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated June 13, 2013, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 2 to the Registration Statement on Form S-1 (the “Prior Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 3 to the Prior Registration Statement (the “Registration Statement”).

Our Structure and Reorganization, page 7

1.    We note that you plan to fund the $10 million distribution to your limited partners out of available cash and through borrowings under a proposed new credit facility to be entered into by your subsidiary Silvercrest Asset Management Group LLC, prior to the closing of this offering. You further indicate on page F-44 that the actual amount of the total distribution could be lower if the credit facility that the company enters into does not close prior to the consummation of this offering. Similar to this disclosure, please discuss the uncertainties surrounding the amount of the distribution on page 7 and elsewhere in the filing when discussing your intent in making such a distribution to your limited partners.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 46, 61, 62 and 95 of the Registration Statement to discuss the uncertainties surrounding the amount of the distribution.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 73

2.    We note your responses to prior comments 3 and 4 in our letter dated June 6, 2013, as well as the pro forma adjustments you have made on pages 69, 73, 75 and F-39 to reflect the proceeds expected to be received from the proposed credit facility and the associated interest expense. We also note that you continue to reflect the payment of the $10 million distribution to be made to your limited partners prior to the consummation of this offering as a pro forma offering adjustment on page 73. Please clarify whether you have a firm commitment for this credit facility from your lender. If not, it does not appear that this credit facility is factually supportable pursuant to the guidance in Article 11-02(b)(6) and therefore should not be reflected in your pro forma financial statements. It also does not appear that the payment of the $10 million distribution is factually supportable given your disclosure that the actual amount of the total distribution could be lower if the credit facility that the company may enter into does not close prior to the consummation of this offering. Accordingly, to the extent that you do not have a firm commitment from a lender for this credit facility, please remove these adjustments from your pro forma financial statements. In this regard, your pro forma balance sheet after both reorganization and offering adjustments would reflect a $10 million distribution payable. As previously noted, we would not object to narrative footnote disclosure explaining how you intend to fund this distribution.

Response: In response to the Staff’s comment, the Company has entered into a firm commitment letter with City National Bank with respect to the referenced credit facility. We have added disclosure regarding the commitment letter on pages 7, 46, 61, 62, 70, 75, 94, 95 and F-44 of the Registration Statement. In addition we have revised our pro forma presentation to present the $10.0 million distribution as a “Reorganization Adjustment” versus its previous presentation as an “Offering Adjustment”.

Purchase of Class B Units, page 149

3.    We note your revised disclosure in response to comment 2 in our letter dated June 3, 2013, and your disclosure in this section of your intended purchase of Class B units of Silvercrest L.P. in the aggregate. Please expand this section to disclose each related party transaction. For example, please clarify each related person from whom you intend to purchase Class B units, the basis on which the person is related, the number of Class B units you intend to purchase from each related person, and the approximate dollar value of the amount involved in each transaction. Refer to Regulation S-K Item 404.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Registration Statement to expand the disclosure with respect to each related party transaction.

Silvercrest L.P. and Subsidiaries, page F-16

Notes to Consolidated Financial Statements, page F-16

Note 1—Organization and Business, page F-16

Earnings per unit, page F-17

4.    Please explain to us why your earnings per unit for the period ending December 31, 2012 does not include the $10 million distribution expected to be paid to the limited partners prior to the consummation of this offering. Furthermore, please explain why there are differences in how you incorporate distributions into your pro forma earnings per unit calculation for the periods ending December 31, 2012 and March 31, 2013 in accordance to Article 11 of Regulation S-X on pages 71 and 79, respectively, versus the pro forma data presented on the face of your consolidated statement of operations for the periods ending December 31, 2012 and March 31, 2013 on pages F-12 and F-40, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-17 of the Registration Statement to include the $10 million distribution that it expects to make to its limited partners prior to the consummation of the offering in its earnings per unit for the period ending December 31, 2012. We have revised our calculation of pro forma earnings per unit presented on the face of the consolidated statements of operations for the period ended March 31, 2013 to incorporate distributions in a manner consistent with their treatment in the pro forma presentation on page 79.

Management’s Discussion and Analysis of Financial Condition . . . , page 80

Item 16. Exhibits and Financial Statements Schedules, page II-2

5.    Please tell us whether you intend to file the credit facility as an exhibit. If not, please tell us the basis for your conclusion that it is not required.

Response: In response to the Staff’s comment, the Company intends to file the credit facility as an exhibit when the credit facility is executed.

In response to Comment No. 23 from the Staff in a prior Comment Letter, dated May 16, 2013, the Company notes that the most recently estimated value per unit limited partnership interest is greater than the estimated offering price by a de minimis amount, and therefore, the Company does not believe it is necessary to disclose any factors contributing to any difference in value.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 649-0623 or Christina E. Melendi at (212) 705-7814.

Sincerely, /s/ David J. Campbell
David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
Christina E. Melendi (Bingham McCutchen LLP)
David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)